

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2017

Mail Stop 4631

<u>Via E-mail</u>
Paul F. DeSantis
Senior Vice President
Omnova Solutions, Inc.
25435 Harvard Road
Beachwood, Ohio 44122

> **Re:    Omnova Solutions, Inc.**
> **Form 10-K for Fiscal Year Ended November 30, 2016**
> **Filed February 1, 2017**
> **File No. 1-15147**

Dear Mr. DeSantis:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended November 30, 2016</u>

<u>Business, page 1</u>

<u>Risk Factors, page 5</u>

1.    Disclosure in note A to your audited financial statements opposite the caption "*Concentrations of Credit Risk*" indicates that you had one customer that accounted for more than 10% of the company's sales in 2016.  Disclosure in the risk factor captioned "A significant portion of our Performance Chemicals sales is concentrated" on page 8 states that the loss of any one of several large customers could adversely affect your results.  Please confirm that in future filings you will enhance disclosures in your risk factors and business sections, as appropriate, to identify the name of any customer that accounts for 10% or more of consolidated revenue and whose loss would have a material adverse effect on the company.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Significant Accounting Estimates and Management Judgments, page 22

(I)     Goodwill and Intangible Assets, page 25

2.      In light of the material impairment charges on long-lived assets you have taken in fiscal years 2015, 2016, and so far in 2017, decline in net sales in recent years, and net losses reported in the past two fiscal years, please provide the following disclosures to the extent any of your goodwill reporting units do not have fair values that are substantially in excess of fair value:

- The percentage by which fair value exceeded carrying value as of the date of the most recent test;

- The amount of goodwill allocated to the reporting unit;

- A description of the methods and key assumptions used and how the key assumptions were determined;

- A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions; and

- A description of the specific facts and circumstances that could reasonably occur and result in a change in the assumptions used to estimate the fair value of each reporting unit and result in the recognition of a material impairment charge.

You may wish to refer to the guidance in Item 303(a)(3)(ii) of Regulation S-K.

Financial Statements

Note B- Restructuring and Severance, page 38

3.      We note you reported material restructuring and severance charges of $11.1 million, $5.9 million, and $0.9 million in 2016, 2015, and 2014 and have reported $4.6 million of restructuring and severance charges for the six month period ended May 31, 2017.

Please quantify and disclose the expected effects on future earnings and cash flows resulting from your exit and termination plans, along with the initial period in which those effects are expected to be realized.  In later periods if actual savings anticipated by the plans are not achieved as expected, or are achieved in periods other than as expected, discuss that outcome, its reasons, and its likely effects on future operating results and liquidity in MD&A. Please refer to SAB Topic 5:P.4 for further guidance.

Note K- Goodwill and Other Intangible Assets, page 43

4.      Please disclose the amount of goodwill allocated to each of your reportable segments and any significant changes in the allocation of goodwill by reportable segment for all periods presented in accordance with ASC 350-20-50-1.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. You may contact Edward Kelly, Staff Attorney, at (202) 551-3728, Pamela Long, Assistant Director, at (202) 551-3765, or me at (202) 551-3355 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and
Construction